June 19, 2019

Glenn A. Votek
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue Of The Americas
New York, New York 10036

       Re: Annaly Capital Management, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 15, 2019
           File No. 001-13447

Dear Mr. Votek:

        We have reviewed your May 13, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 17, 2019 letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018

Item 7. Management's Discussion and Analysis
Non-GAAP Financial Measures, page 55

1. We have considered your response to comment one and note your proposal to disclose the upfront amounts paid or received in future periods to the extent material. We understand that several of your non-GAAP measures, such as Economic Interest Expense and Core
      Earnings, are designed to include the cost of financing. We further understand that amounts paid or received related to market agreed coupon interest rate swaps are akin to financing costs, and these costs are currently excluded from your non-GAAP measures. Given the characterization and purpose of several of your Non-GAAP financial measures, we believe that to the extent material, the current period impact of amounts paid or received related to market agreed coupon interest rate swaps should be appropriately
 Glenn A. Votek
Annaly Capital Management, Inc.
June 19, 2019
Page 2
         reflected within such Non-GAAP financial measures. Please revise your disclosure in future filings accordingly.
       You may contact Wilson K. Lee, Senior Staff Accountant at (202) 551 - 3468 or Robert
F. Telewicz, Accounting Branch Chief at (202) 551 - 3438 if you have questions.



                                                            Sincerely,
FirstName LastNameGlenn A. Votek
                                                            Division of
Corporation Finance
Comapany NameAnnaly Capital Management, Inc.
                                                            Office of Real
Estate and
June 19, 2019 Page 2                                        Commodities
FirstName LastName